LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

February 20, 2020

VIA EDGAR TRANSMISSION

Lisa Larkin
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:     Listed Funds Trust (the "Trust")
File Nos. 333-215588 and 811-23226
Post- Effective Amendment No. 28 to the Trust's Registration Statement on Form N-1A
TrueMark AI & Deep Learning ETF and TrueMark ESG Active Opportunities ETF (the "Funds")

Dear Ms. Larkin:

This correspondence is in response to comments you provided on January 24, 2020 to the Trust on behalf of the staff (the “Staff”) of the Commission with respect to the Funds and the Trust’s Post-Effective Amendment No. 28 (the “Amendment”) to its registration statement on Form N‑1A, which was filed via EDGAR on December 13, 2019. For your convenience, your comments have been reproduced with responses following each comment.

Comment 1.	Please confirm whether the Funds will be complying with Rule 6c-11 (commonly referred to as the ETF Rule).

Response:	The Trust confirms that the Funds will comply with Rule 6c-11.

Comment 2.
With respect to the Principal Investment Strategy, under the AI & Deep Learning ETF Summary Section, please clarify the terms "best of breed", "Wall Street sell-side", and "discretionary items" in plain English:

Response:	The term "best of breed" has been removed from the Principal Investment Strategy.
The sentence containing the term "Wall Street sell-side" in the Principal Investment Strategy has been revised to read as follows:
Research on these companies is also continuously augmented with information from additional sources such as Wall Street sell-side investment banks (e.g. Merrill Lynch, Morgan Stanley, etc.) and other proprietary information sources from many parts of the technology sector.
The sentence containing the term "discretionary items" in the Principal Investment Strategy has been revised to read as follows:
Most cyclical stocks belong to companies that sell non-essential items consumers can afford to buy more of during a booming economy.

Comment 3.
In the third paragraph of the Principal Investment Strategy, under the AI & Deep Learning ETF Summary Section, please explain what kind of U.S. securities the Fund might invest in and if there are any risks associated with them.

Response:	The above-referenced section has been revised to read as follows:
The Sub-Adviser expects that the Fund's portfolio will be primarily composed of common stock of U.S. companies, although the portfolio may include common stock of non-U.S. companies from time to time.
The Registrant believes that the current disclosure effectively describes the principal risks of investing in the Fund.

Comment 4.	In the fourth paragraph of the Principal Investment Strategy, under the AI & Deep Learning ETF Summary Section, please clarify how the 25% bucket the Sub-Adviser anticipates keeping in cash will or will not conflict with the 80% rule. In addition, please clarify what the remaining 20% of the portfolio could be comprised of or whether this will be the cash bucket previously stated.

Response:
The relevant disclosure has been revised to limit the amount the Fund can keep in cash to 20%. This potential 20% allocation would be in addition to, and generally not overlap with, the Fund's 80% investment requirement.

Comment 5.	In the fourth paragraph of the Principal Investment Strategy, under the AI & Deep Learning ETF Summary Section, please remove the second part of that sentence as it is a negative strategy.

Response:	The sentence has been revised to read as follows:
The Fund will concentrate at least 25% of its investments in one or more industries within the Information Technology Sector. While the Fund's exposure to the industries within the Information Technology Sector may vary overt time, as of [date], the Fund's holdings are concentrated within the Software Industry, For purposes of this policy, each sector and industry is defined by the Global Industry Classification Standard, a widely recognized industry classification methodology developed by MSCI, Inc. and Standard & Poor's Financial Services LLC.
Corresponding disclosure regarding the risks related to investments in the Information Technology Sector and Software Industry have been added to the Fund's Principal Investment Risk sections.

Comment 6.	Please re-order the principal risks of each Fund in order of importance rather than alphabetically. Please see ADI 2019-08 - Improving Principal Risks Disclosure.

Response:
The Trust has reviewed its risk disclosures and confirms that it has tailored the risks appropriately to each Fund and that the risks the Adviser and/or Sub-Adviser, as applicable, considers to be the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading and, therefore, respectfully declines to revise the order of the Principal Risks Disclosure.

Comment 7.	With respect to Principal Investment Risks, please include the definitions of machine learning and deep learning and how they are inter-related.

Response:
The Trust notes that the terms "machine learning" and "deep learning" are defined in the first paragraph of the Principal Investment Strategy and respectfully declines to repeat such disclosure in the Principal Investment Risk section.

Comment 8.
Rule 35d-1 under the Investment Company Act of 1940 requires that a Fund whose name suggests that the Fund focuses on a particular type of investment adopt a policy to invest, under normal circumstances, at least 80% of its net assets in that type of investment. Please explain how the Fund determines whether a company is an "AI" or "deep learning" company. In addition, in the Principal Investment Risks - Artificial Intelligence and Deep Learning Risk, please explain the sentence: "Consequently, the Fund’s holdings may include equity securities of operating companies that focus on or have exposure to a wide variety of industries, and the economic fortunes of certain companies held by the Fund may not be significantly tied to such technologies." Specifically, how is the Fund able to satisfy the rule and also invest in these companies.

Response:	The Fund's name has been changed to the "TrueMark Technology, AI and Deep Learning ETF".
The Fund's 35d-1 policy has been revised to read as follows:
In accordance with Rule 35d-1 under the 1940 Act, the AI Fund has adopted a non-fundamental investment policy to invest at least 80% of its net assets, plus the amount of borrowings for investment purposes, in the common stock of technology, artificial intelligence and deep learning companies. The Fund generally considers a company to be a technology, artificial intelligence and/or deep learning company if it derives 50% or more of its revenues or profits from the development, advancement and/or use of technology, including artificial intelligence- and/or deep learning-related technologies, or if it has committed 50% or more of its research and development-dedicated capital to the development, advancement and/or use of such technology, each measured at the time of investment.
In addition, the relevant sentence under Principal Investment Risks - Artificial Intelligence and Deep Learning Risk has been revised to read as follows:
Consequently, the Fund's holdings may include equity securities of operating companies that focus on or have exposure to a wide variety of activities in addition to their AI, machine learning and deep learning activities, and the economic fortunes of such companies may be tied to such other activities.

Comment 9.	Please explain how the TrueMark ESG Active Opportunities ETF determines whether a company is an "ESG" company.

Response:	The Fund's 35d-1 policy has been revised to read as follows:
In accordance with Rule 35d-1 under the 1940 Act, the ESG Fund, as described in the SAI, has adopted a non-fundamental investment policy to invest at least 80% of its net assets, plus the amount of borrowings for investment purposes, in the common stock of ESG companies. The Fund considers ESG companies to be those that adhere to ESG best practices, measured at the time of investment using the Adviser's and Sub-Adviser's proprietary screening and selection process. For purposes of the foregoing policy, "ESG best practices" consist of promotion of leadership diversity, reduction of carbon emissions, and implementation of minority hiring practices.

Comment 10.	Please provide a plain English definition for "quantitative data".

Response:	The sentence has been revised to read as follows:
At a minimum, the Fund will evaluate companies in ESG category with a heavy emphasis on the quantitative data (i.e. numerical data) that is available, specifically with regard to total greenhouse gas emissions.

Comment 11.	The terms "carbon emissions" and "greenhouse gas emissions" are both used in the Summary Section, please clarify if these terms are synonymous or if these are two separate screening tests.

Response:	The Trust confirms that the terms are synonymous and the document has been revised to be consistent.

Comment 12.	Please explain what "traditional aspects of ESG best practices" are and provide examples.

Response:	The sentence has been revised to read as follows:
In the final step of the initial phase, the companies are screened against traditional aspects of ESG best practices (e.g., promotion of leadership diversity, reduction of carbon emissions, and implementation of minority hiring practices).

Comment 13.	With respect to the final portfolio, approximately 100-150 companies securities will be held "but could vary from that at management's discretion." Please clarify how wide the variance could be.

Response:	The sentence has been revised to read as follows:
The final portfolio will include approximately 75-125 securities.

Comment 15.	With respect to the Additional Information About the Fund, the 80% policy is mentioned, please add a statement that the Fund will provide shareholders with 60 days notice if this changes.

Response:	The Trust has added the following disclosure language to the Amendment: The foregoing policies may be changed without shareholder approval upon 60 days’ written notice to shareholders.
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If you have any questions or require further information, please contact Kent Barnes at (414) 765-6511 or kent.barnes@usbank.com.

Sincerely,

/s/ Kent P. Barnes
Kent P. Barnes
Secretary

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